VIA EDGAR AND EMAIL

October 17, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Pamela A. Long

Re:	Forterra, Inc.

Registration Statement on Form S-1 (File No. 333-212449)

Dear Ms. Long:

Forterra, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-212449) (the “Filing”) be accelerated and that it be declared effective October 19, 2016 at 3:00 p.m. Eastern time, or as soon as practicable thereafter.

Further, the Company acknowledges:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242 or Bill Wortmann at (202) 887-3349.

Sincerely,

/s/ Lori M. Browne

Lori M. Browne

Senior Vice President and General Counsel

cc:	Jeff Chapman, Esq.

Peter Wardle, Esq.

Bill Wortmann, Esq.

Joshua Davidson, Esq.

Samantha Crispin, Esq.